PRIMERO REPORTS SECOND QUARTER 2015 RESULTS;

STRONG OPERATING RESULTS AT BOTH BLACK FOX AND SAN DIMAS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Company’s second quarter 2015 management discussion and analysis (“MD&A”) and financial statements for more information.)

Toronto, Ontario, August 5, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operational and financial results for the second quarter ended June 30, 2015. During the second quarter the Company reported strong production of 62,490 gold equivalent ounces1, revenue of $67.4 million, adjusted net income2 of $1.1 million ($0.01 per share) and operating cash flow before changes in working capital3 of $22.6 million ($0.14 per share).

Second Quarter Highlights:

•

Strong Operating Results: Total production of 62,490 gold equivalent ounces, comprised of 36,500 ounces of gold and a record 2.15 million ounces of silver from San Dimas, and 18,362 ounces of gold from Black Fox, compared to 63,414 gold equivalent ounces in the same period of 2014.

•

Solid Financial Results Despite Delayed Silver Sales: Revenue of $67.4 million, with adjusted net income[2] of $1.1 million ($0.01 per share), and operating cash flow before working capital changes[3] of $22.6 million ($0.14 per share).

•

San Dimas Expansion Ahead of Schedule and Lower Cost: The San Dimas mine and mill expansion to 3,000 tonnes per day (“TPD”) is ahead of the original schedule and is now expected to be completed for $8.7 million less than originally anticipated.

•

Black Fox Deep Central Zone Provides Promising Future: Exploration results from the Black Fox Deep Central Zone encouraged the Company to advance the ramp to access the higher-grade, wider mineralization by the end of 2015.

•

Exploration Continues to Add Value: Exploration results from the first half of 2015 are expected to replace Primero’s estimated full-year production, encouraging the Company to extend its exploration program into the second half of the year.

•	Mexican Import and Export Permits Anticipated: The Company has received verbal assurances from the Mexican authorities that its export and import permits will be reinstated at the beginning of August.

“Primero has delivered strong operating results in the second quarter,” stated Joseph F. Conway, Chief Executive Officer. “Our platform San Dimas mine delivered near-record production levels and continues to exceed expectations. The mine delivered close to 3,000 tonnes per day well ahead of schedule and the mill exceeded its nameplate capacity, with an impressive 2,816 tonnes per day average throughput during the quarter. Importantly the Company also delivered a significantly improved quarter at Black Fox, with a 27% increase in production levels over the first quarter at 29% lower cash costs. We are also pleased to have received assurances that we will be reinstated to the import and export registries in Mexico shortly and upon confirmation will immediately begin selling all inventoried silver, including our delayed spot silver sales, which will result in a more profitable third quarter for the Company.”

San Dimas Delivers Consistently Strong Production; Black Fox Improves Significantly

The Company produced a total of 62,490 gold equivalent ounces¹ in Q2 2015, in-line with Q2 2014 production of 63,414 gold equivalent ounces, lower due to a lower realized silver price as a result of delayed spot silver sales during the quarter. Gold and silver production increased to 54,862 ounces and 2.15 million ounces respectively in Q2 2015, from 50,061 ounces and 1.49 million ounces in Q2 2014.

The Company’s combined total cash costs per gold equivalent ounce4 were $654 in Q2 2015, compared to $672 in Q2 2014. On a by-product basis, total cash costs per gold ounce were negatively impacted by delayed silver sales and were $579 for Q2 2015, compared to $508 for Q2 2014. Combined all-in sustaining costs per ounce5 reduced materially to $1,036 for Q2 2015 from $1,228 in Q2 2014 largely due to less development capital spent at Black Fox and lower project capital spent at San Dimas in 2015 compared to 2014.

San Dimas produced 36,500 ounces of gold, 11% more than Q2 2014 and a record 2.15 million ounces of silver, 45% more than Q2 2014, during the second quarter of 2015. This resulted in 44,128 gold equivalent ounces produced, slightly lower than the same period in 2014 as a result of a lower realized silver price due to delayed spot silver sales. The increase in gold and silver production was mainly due to 17% higher throughput compared to the same period in 2014. The throughput increase was due to the completion in 2014 of the mill expansion to 2,500 TPD and the ongoing mill expansion to 3,000 TPD, with mill production averaging 2,816 TPD in the second quarter.

San Dimas total cash costs on a gold equivalent and by-product basis in the second quarter 2015 were $608 and $487 per ounce respectively compared to $551 and $252 per ounce respectively in the second quarter 2014. Higher total cash costs between the periods was a result of higher labour and contractor costs and higher costs related to security as well as reduced silver credits due to a lower realized average silver price. All-in sustaining costs5 at San Dimas were $822 per ounce in the second quarter of 2015, compared with $626 per ounce in the same period of 2014, corresponding to the increased cash costs as described above.

Black Fox produced 18,362 ounces of gold during the second quarter of 2015, compared to 17,166 ounces of gold in the second quarter of 2014. This represented a 27% increase in production compared to Q1 2015 and a 7% increase compared to Q2 2014. The increase in gold production was mainly the result of 6% higher throughput and higher recovery rates compared to the same period in 2014.

According to plan, the Black Fox mine is in a transitional phase with production shifting from primarily lower grade open-pit to higher grade underground production, with the Black Fox open-pit expected to be depleted in September. In ramping up underground production, the Company reports that it achieved approximately 700 TPD average throughput in July. However, the mine is not expected to achieve its planned production rates in August due to a recent wall slough affecting the main haulage ramp. The Company expects rehabilitation of this area will be complete during the first week of August, but during this time there will be limited access to development ore. The Company continues to expect it will achieve its targeted 1,000 TPD production rate by the end of the third quarter of 2015.

Black Fox total cash costs per gold ounce dropped by 24% to $762 from $998 per ounce in the second quarter 2014. The weaker Canadian dollar relative to the U.S. dollar impacted costs positively at Black Fox during the quarter. Improvements to the underground mining method also led to lower costs at the mine. The Black Fox mine all-in sustaining costs5 were $1,071 in Q2 2015 compared to $1,771 in Q2 2014 due to the lower cash cost and substantially less development capital spent in 2015 compared to 2014.

Solid Financial Results Despite Delayed Spot Silver Sales

Revenues reduced to $67.4 million in the second quarter of 2015 as a result of selling 52,975 ounces of gold at an average realized price of $1,171 per ounce, and 1.26 million ounces of silver at an average realized price of $4.20 per ounce, down from $79.7 million in the second quarter of 2014 principally due to lower realized gold and silver prices. As previously announced6, in May 2015 the Company’s import and export licences in Mexico were suspended and as a result the Company was not able to export for delivery of its silver under its silver purchase agreement7 with Silver Wheaton Corp. (“Silver Wheaton”) which requires delivery of silver outside of Mexico. As a result, approximately 630,000 ounces of silver produced in the quarter were not delivered under the silver purchase agreement and the Company did not get the benefit of spot sales on approximately 250,000 ounces produced. The Company has received verbal assurances from the Mexican authorities that its export and import permits will be reinstated at the beginning of August pending some additional filings to be submitted by the Company. The Company has now complied with all requirements of which it has been informed and expects the reinstatement will follow shortly. The Company intends to immediately sell all inventoried silver upon confirmation of the reinstatement. The proceeds from these silver sales are expected to be recorded as third quarter revenue for the Company.

Gold produced at Black Fox is subject to a gold purchase agreement8 and as a result 1,378 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $518 per ounce. Silver produced at San Dimas is subject to a silver purchase agreement7 and as a result 1.26 million ounces of silver were sold to Silver Wheaton at a fixed price of $4.20 per ounce during the quarter.

Operating cash flow before working capital changes in the second quarter of 2015 was $22.6 million ($0.14 per share), compared to $26.4 million ($0.17 per share) in the second quarter of 2014.

The Company generated a net loss of $6.7 million ($0.04 per share) in Q2 2015 compared to net income of $5.1 million ($0.03 per share) in Q2 2014. Adjusted net income, which primarily excludes the impact of foreign exchange rate, changes on deferred tax balances and the mark-to-market difference on convertible debentures, was $1.1 million ($0.01 per share) for the second quarter 2015, compared with adjusted net income of $5.3 million ($0.03 per share) for the same period in 2014. The second quarter 2015 adjusted net income includes a share-based payment expense of $2.0 million ($0.01 per share).

Balance Sheet Remains Strong

A key focus of the Company is to manage financial risk by maintaining a conservative balance sheet. Liquidity at June 30, 2015 included a cash position of $39.8 million and an undrawn amount on its revolving line of credit of $75.0 million.

Capital expenditures during the second quarter of 2015 totaled $20.7 million, down from $35.7 million spent in Q2 2014. The decrease was a result of decreased spending at both San Dimas and Black Fox. Following the recent approval of the Company’s exploration budget for the second half of 2015 and ramp development to the Black Fox Deep Central Zone, capital expenditures in 2015 are now expected to total approximately $103.4 million including capitalized exploration expenditures.

At June 30, 2015, the balances outstanding on the Company’s convertible debentures and finance leases were $117.5 million and $8.1 million, respectively. The Company expects to be able to meet all of its commitments including repayment of its 6.5% convertible debentures (due in March 2016), and fulfill its exploration and capital program for 2015 and later years from its operating cash flows, cash balances and if needed the revolving line of credit, even at gold prices of $1,000 per ounce.

San Dimas Expansion to 3,000 TPD Ahead of Schedule at Lower Cost

The expansion of the San Dimas mine and mill from 2,500 TPD to 3,000 TPD is ahead of its originally planned completion of mid-2016 and is now expected to be completed in April 2016 following the completion of the tailings filter system.

During the second quarter, the Company completed foundation construction for the tailings pump and has taken delivery of the required equipment. Tailings pump construction is on track for expected completion by the end of September. Additionally, construction has commenced on the de-aeration tower foundations, with equipment scheduled for delivery in October. Both components are critical to sustain 3,000 TPD throughput and high recovery levels.

In addition, the Company has reduced the estimated capital investment to complete the expansion to 3,000 TPD from $26.4 million to $17.7 million, significantly improving the rate of return of the expansion project. The $8.7 million cost reduction is from 2016 planned spending. Annual production after project completion is expected to increase beyond 2015 levels and cash costs are expected to drop from 2015 levels.

Black Fox Turnaround Progressing as Planned

“The turnaround at Black Fox is progressing well.” stated Ernie Mast, President and C.O.O. “We continue to increase throughput from the underground and over the last month have averaged approximately 700 tonnes per day. This combined with the opportunity to be mining the higher-grade, wider mineralization in the Deep Central Zone by the end of 2015 gives our operating team confidence that 2016 will be a very positive year at Black Fox. Furthermore, we are pleased to see continued exploration success at Grey Fox and other regional targets which give us the confidence to proceed with the advanced environmental permitting of Grey Fox and security in the longevity of the Black Fox Complex despite the difficult gold price environment.”

Since the acquisition of the Black Fox Complex in March 2014, the Company has been focused on investing in underground development and definition and delineation drilling in order to transition the mine from a predominantly open-pit operation to a higher grade underground operation.

At the end of the second quarter the Company had successfully built sufficient underground stope inventory and commenced underground mining, with intentions to mine at approximately 1,000 TPD by the end of the third quarter 2015. In July 2015 the Company mined an average of 700 TPD from the underground mine, compared to an average of 330 TPD in the last twelve months.

The Company’s 2015 mine plan includes mining down to the 560 metre level, with an average grade of approximately 6.0 grams per tonne (“g/t”) gold. On July 20, 2015 the Company announced recent drilling results from the Black Fox Deep Central Zone, which is currently estimated to contain approximately 160,000 ounces of gold resources with an average grade of 8.5 g/t. The Company also announced that it had approved plans to advance the ramp down to the 640 metre level in order to commence mining the Deep Central Zone in 2016.

The Deep Central Zone remains open along strike and down dip and will continue to be a focus of the Company’s 2015 exploration program. Additionally the ramp will provide access points for new drill pads to drill below the 800 metre level.

The Company expects to deplete the Black Fox open-pit in September 2015, after which it intends to supplement underground mining with stockpiled ore. The Black Fox stockpile currently contains an estimated 1.0 million tonnes of ore grading 1.1 g/t. Mining at a rate of 1,000 TPD from the Black Fox underground, the Company anticipates the stockpile is capable of sustaining the mill until late 2017.

On July 20, 20159 the Company announced recent drilling results from the adjacent Grey Fox deposit that continue to infill and expand the planned Contact Zone and 147 Zone open-pits, including a near-surface mineralized intercept of 9.4 g/t gold over 12.9 metres (GF15-1019) from the Contact Zone. The focus of recent drilling has been to continue to de-risk the Grey Fox block model and to expand the known resource between the Contact, 147, and Grey Fox South Zones. During the second quarter the Company has advanced its Grey Fox internal scoping study so that it can supplement 1,000 TPD underground ore production from Black Fox with open-pit ore from the potential Grey Fox open-pit, known as the Black Fox Extension project. Based on the positive results of the study to date, the Company will proceed with finalizing the environmental permitting for open-pit mining. The Company will also advance detailed engineering and expects to release a National Instrument 43-101 compliant mineral reserve for the Grey Fox deposit in 2016.

Exploration Continues to Add Value

As announced on July 20, 2015, Primero’s exploration program at the Black Fox Complex during the first half of the year was successful, with drilling already expected to replace the estimated full-year 2015 production from Black Fox. As a result, the Company has approved an additional $4.7 million of investment in the second half of 2015, including 29,300 metres of drilling and 100 metres of drifting. The total 2015 exploration program at the Black Fox mine and adjacent Grey Fox property now includes a total of $17.0 million for 134,000 metres of drilling, split into 67,300 metres at Black Fox and 66,700 metres at Grey Fox.

Primero’s exploration program at San Dimas during the first half of 2015 was also successful, with drilling already expected to replace the estimated full-year 2015 production from San Dimas. Upon the reinstatement of the Company’s export permit in Mexico the Company will proceed with an additional $7.8 million of investment in exploration in Mexico for the second half of 2015, including 43,200 metres of drilling and 1,950 metres of drifting. The total 2015 exploration program in Mexico then includes a total of $14.6 million for 68,350 metres of drilling and 3,850 metres of drifting.

2015 Guidance

Primero maintains its production guidance of between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from both San Dimas and Black Fox. Total cash costs for 2015 are expected to remain in the range of $650 to $700 per gold equivalent ounce, however on an all-in sustaining cost basis they have increased modestly to $1,050 and $1,150 per ounce. Based on the success of its first half exploration program, the Company has increased its capital expenditure and exploration guidance by $6.1 million and $12.5 million, respectively. The result is an increase in 2015 all-in sustaining cost guidance for Black Fox to $1,150 to $1,200 per ounce and for San Dimas to $890 to $940 per ounce.

Total capital expenditures during 2015 are now expected to be approximately $72.8 million excluding capitalized exploration costs of $30.6 million and expensed exploration costs at Ventanas of $1.0 million.

Production Outlook	Black Fox	San Dimas	Estimated 2015	Actual 2014
Attributable gold equivalent production[1] (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000	225,054
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000	189,943
Silver Production[6] (million ounces)		6.5-7.5	6.5-7.5	6.15
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700	$687
All-in Sustaining Costs[4] (per gold ounce)	$1,150-$1,200	$890-$940	$1,050-$1,150	$1,222
Capital Expenditures (US$ millions)	$38	$54	$103	$113

Material assumptions used to forecast total cash costs for 2015 were based on our budget assumptions from January 2015 and include: an average gold price of $1,200 per ounce; an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and conservative foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, August 5, 2015 at 10:00 a.m. ET to discuss the second quarter financial and operational results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 4302651.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://www.gowebcasting.com/6387

A recorded playback of the Q2 2015 results call will be available until November 2, 2015 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 4302651.

This release should be read in conjunction with Primero's second quarter 2015 financial statements and MD&A report on the Company's website, www.primeromining.com, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2015 for San Dimas was based on realized prices of $1,187 per ounce of gold and $4.20 per ounce of silver. The ratio used for the 2015 guidance projection is based on estimated average prices of $1,200 per ounce of gold and $5.21 per ounce of silver.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2015 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the second quarter 2015 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2015 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s second quarter 2015 financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(6) Refer to the July 13, 2015 news release dated “Primero Advises of Delay in Silver Revenue Due to Delay in Mexican Exports” as filed on SEDAR at www.sedar.com.

(7) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(8) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension.

(9) Refer to the July 20, 2015 news release “Primero Provides Exploration Update; Expects to Replace Full-Year Production With Drilling From First Half of 2015” as filed on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level of gold equivalent production at San Dimas and Black Fox; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2015, the cash costs and all-in sustaining costs for 2015; the capital expenditures in 2015; the underground development in 2015; the amount of ore from the Company’s operations in 2015; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; the expectations regarding the ability to decrease costs; that there are no significant disruptions affecting operations; that development and expansion projects proceed on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore at its operations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels, or generate significant free cash flow, or may not realize cost reductions or material cost reductions; the Company may not be able to expand production, or realize anticipated production levels; the Company may not be able to complete development projects or realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014[1]

Key Performance Data
Tonnes of ore milled	478,410	428,778	926,999	667,344
Produced
Gold equivalent (ounces)[2]	62,490	63,414	123,563	103,172
Gold (ounces)	54,862	50,061	109,227	82,339
Silver (million ounces)	2.15	1.49	4.08	3.00
Sold
Gold equivalent (ounces)[2]	57,449	62,791	119,100	100,040
Gold (ounces)	52,975	48,596	108,012	79,179
Silver (million ounces)	1.26	1.58	3.16	2.93
Average realized prices
Gold ($/ounce)[3]	$1,171	$1,264	$1,179	$1,276
Silver ($/ounce)[3]	$4.20	$11.56	$4.20	$9.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$654	$672	$676	$677
By-product basis	$579	$508	$609	$522
All-in sustaining costs (per gold ounce)[2]	$1,036	$1,228	$1,040	$1,288
Financial Data (in thousands of US dollars except per share amounts) Revenues	67,371	79,669	140,681	127,938
Earnings from mine operations[4]	11,078	24,644	22,548	34,125
Net income (loss)[4]	-6,744	5,118	-3,156	-3,133
Adjusted Net Income (loss)[2,4]	1,146	5,312	2,285	3,266
Basic income (loss) per share	-0.04	0.03	-0.02	-0.02
Adjusted net income (loss) per share	0.01	0.03	0.01	0.02
Operating cash flows before working capital changes[2]	22,556	26,431	41,336	32,344
Operating cash flows before working capital changes per share[2]	0.14	0.17	0.26	0.22
Assets
Mining interests	882,248	955,587	882,248	955,587
Total assets	1,019,657	1,207,602	1,019,657	1,207,602
Liabilities
Long-term liabilities	171,990	189,743	171,990	189,743
Total liabilities	270,343	249,388	270,343	249,388
Equity	749,314	958,214	749,314	958,214
Weighted average shares outstanding (basic)(000’s)	162,343	159,617	162,065	144,108
Weighted average shares outstanding (diluted)(000’s)	162,343	161,321	162,065	144,108

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to June 30, 2014).
2.	See “NON-GAAP measurements“ in the Company’s second quarter 2015 MD&A.
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s second quarter 2015 MD&A).

4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to June 30, 2014. Earnings from mine operations increased by $6.2 million ($5.0 million for Q2 2014), and net income and adjusted income increased by $5.4 million ($4.5 million for Q2 2014) (see Note 1(a) to the Company’s second quarter 2015 condensed consolidated interim financial statements).

SUMMARIZED OPERATING DATA

San Dimas

		Three months ended
	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Key Performance Data
Tonnes of ore mined	263,868	263,747	253,531	229,589	196,025
Tonnes of ore milled	256,235	257,670	261,859	219,656	218,830
Tonnes of ore milled per day	2,816	2,863	2,846	2,388	2,405
Average mill head grade (grams/tonne)
Gold	4.60	5.01	4.49	4.34	4.97
Silver	275	250	224	216	230
Average gold recovery rate (%)
Gold	96%	96%	95%	95%	94%
Silver	95%	93%	92%	92%	92%
Produced
Gold equivalent (ounces)	44,128	46,569	41,875	37,385	46,248
Gold (ounces)	36,500	39,861	35,806	29,176	32,895
Silver (million ounces)	2.15	1.93	1.74	1.41	1.49
Sold
Gold equivalent (ounces)	38,747	45,256	39,178	40,221	45,737
Gold (ounces)	34,273	38,642	33,767	31,713	31,542
Silver at fixed price (million ounces)	1.26	1.90	1.56	1.17	0.82
Silver at spot (million ounces)	-	-	-	0.29	0.76
Average realized price (per ounce) Gold	$1,187	$1,207	$1,207	$1,275	$1,286
Silver[1]	$4.20	$4.20	$4.20	$7.43	$11.56
Total cash costs (per gold ounce)[2] Gold equivalent basis	$608	$582	$654	$690	$551
By-product basis	$487	$479	$576	$526	$252
All in sustaining costs (per ounce)[3]	$822	$659	$897	$919	$626
Revenue ($000’s)	$45,979	$54,640	$47,289	$51,273	$58,803
Earnings from mine operations ($000’s)	$9,515	$14,615	$6,478	$10,599	$20,350

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s second quarter 2015 MD&A).
2.	See “NON-GAAP measurements” in the Company’s second quarter 2015 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements“ in the Company’s second quarter 2015 MD&A.

Black Fox

		Three months ended
	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Key Performance Data
Open pit mining
Tonnes of ore mined	372,319	275,865	228,798	232,985	247,029
Strip ratio	4.02	5.87	10.00	6.78	8.10
Average gold grade (grams/tonne)	2.02	1.99	1.91	2.61	1.85
Underground mining
Tonnes of ore mined	36,265	11,525	51,719	20,880	41,739
Average gold grade (grams/tonne)	4.00	4.84	5.92	5.78	4.33
Open pit and underground
Tonnes of ore milled	222,175	190,919	221,063	223,083	209,948
Tonnes of ore milled per day	2,441	2,121	2,403	2,425	2,307
Average mill head grade (grams/tonne)	2.65	2.49	3.00	3.24	2.69
Average gold recovery rate (%)	97%	95%	96%	96%	95%
Produced
Gold (ounces)	18,362	14,504	20,334	22,288	17,166
Sold
Gold at spot price (ounces)	17,324	14,537	19,491	18,432	15,720
Gold at fixed price (ounces)	1,378	1,858	1,148	1,556	1,334
Average realized gold price (per ounce)[1]	$1,143	$1,137	$1,157	$1,212	$1,224
Total cash costs (per gold ounce)[2]	$762	$1,077	$799	$688	$998
All-in sustaining costs (per ounce)[3]	$1,071	$1,552	$1,374	$1,202	$1,771
Revenue ($000's)	$21,392	$18,670	$23,882	$24,230	$20,866
Earnings (loss) from mine operations ($000's)[4]	$1,563	($3,145)	($1,143)	$2,604	$4,294

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s second quarter 2015 MD&A).

2.	See “NON-GAAP measurements” in the Company’s second quarter 2015 MD&A.

3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s second quarter 2015 MD&A.

4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted. Earnings from mine operations increased by $5.0 million in Q2 2014 and $6.2 million for the six months ended June 30, 2014. (see Note 1(a) to the Company’s second quarter 2015 condensed consolidated interim financial statements).

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF
OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30
		2014		2014
		(As restated,		(As restated,
	2015	Note 1(a))	2015	Note 1(a))

Revenue	$67,371	$79,669	$140,681	$127,938

Operating expenses	(36,412)	(40,387)	(79,179)	(68,070)
Depreciation and depletion	(19,881)	(14,638)	(38,954)	(25,743)
Total cost of sales	(56,293)	(55,025)	(118,133)	(93,813)

Earnings from mine operations	11,078	24,644	22,548	34,125
Exploration expenses	(739)	-	(860)	-
General and administrative expenses	(7,151)	(10,524)	(15,164)	(23,877)

Earnings (loss) from operations	3,188	14,120	6,524	10,248
Transaction costs and other expenses	-	(498)	(3,906)	(7,765)
Finance income	30	65	198	184
Finance expense	(1,933)	(1,785)	(4,803)	(2,308)
Mark-to-market gain on convertible debentures	(3,705)	-	4,500	-
Impairment in value of investment in Fortune Bay	(243)	(2,041)	2,894	(3,001)

Earnings (loss) before income taxes	(2,663)	9,861	5,407	(2,642)
Income tax (expense) recovery	(4,081)	(4,743)	(8,563)	(491)

Net income (loss) for the period	($6,744)	$5,118	($3,156)	($3,133)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to
profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil for all periods	(219)	1,035	(733)	1,239
Unrealized gain on investment in Fortune Bay, net of tax of $nil	60	-	60	-
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	-	456	-
Total comprehensive income (loss) for the period	($6,903)	$6,153	($3,373)	($1,894)

Basic income (loss) per share	($0.04)	$0.03	($0.02)	($0.02)
Diluted income (loss) per share	($0.04)	$0.03	$0.02	($0.02)

Weighted average number of
common shares outstanding
Basic	162,343,034	159,616,775	162,064,569	144,107,966
Diluted	162,343,034	161,320,681	162,064,569	144,107,966

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)

	June 30,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$39,830	$27,389
Trade and other receivables	674	59
Taxes receivable	33,810	33,272
Prepaid expenses	9,571	6,633
Inventories	25,630	20,366
Total current assets	109,515	87,719
Non-current assets
Restricted cash	6,560	17,646
Mining interests	882,248	881,480
Deferred tax asset	-	611
Long-term stockpile	19,693	14,309
Long-term prepayments	809	-
Investment in Santana Minerals	208	384
Investment in Fortune Bay	624	671
Total assets	$1,019,657	$1,002,820
Liabilities
Current liabilities
Trade and other payables	$37,263	$50,743
Income tax payable	2,689	1,670
Other taxes payable	6,211	6,593
Derivative liability	208	-
Current portion of long-term debt	51,982	5,616
Total current liabilities	98,353	64,622
Non-current liabilities
Other taxes payable	12,453	11,295
Deferred tax liability	49,980	50,374
Decommissioning liability	31,484	32,566
Long-term debt	73,644	89,771
Derivative liability	-	1,405
Other long-term liabilities	4,429	4,802
Total liabilities	$270,343	$254,835
Equity
Share capital	$862,756	$858,761
Warrant reserve	34,782	34,782
Contributed surplus	22,233	21,526
Accumulated other comprehensive income	(5,378)	(5,161)
Deficit	(165,079)	(161,923)
Total equity	$749,314	$747,985
Total liabilities and equity	$1,019,657	$1,002,820

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED March 31, 2014 AND 2013
(In thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
		2014		2014
		(As restated,		(As restated,
	2015	Note 1)	2015	Note 1)

Operating activities
Earnings (loss) before income taxes	($2,663)	$9,861	$5,407	($2,642)
Adjustments for:
Depreciation and depletion	19,881	14,638	38,954	25,743
Share-based compensation expense	2,448	3,488	5,075	11,679
Payments made under the Phantom Share Unit plan	(2,104)	(6,443)	(3,617)	(9,131)
Mark-to-market loss/(gain) on convertible debentures	3,705	-	(4,500)	-
Loss on disposal of assets	-	1,195	-	1,215
Impairment of inventory		-		1,225
Unrealized foreign exchange loss/(gain)	(348)	2,690	(1,518)	2,328
Taxes paid	-	(506)	(5,847)	(939)
Other	(278)	(212)	(994)	742
Other adjustments
Transaction costs (disclosed in financing activities)	12	-	3,651	-
Finance income (disclosed in investing activities)	(30)	(65)	(78)	(184)
Finance expense	1,933	1,785	4,803	2,308
Operating cash flow before working capital changes	22,556	26,431	41,336	32,344
Changes in non-cash working capital	(20,421)	(13,363)	(25,922)	(27,916)
Cash provided by (used in) operating activities	$2,135	$13,068	$15,414	$4,428

Investing activities
Expenditures on mining interests	($19,854)	($31,159)	($39,761)	($51,159)
Acquisition of Brigus Gold Corp (net)	-	-	-	(7,773)
Interest received	30	65	78	184
Cash used in investing activities	($19,824)	($31,094)	($39,683)	($58,748)

Financing activities
Repayment of debt	-	($53,258)	($40,000)	($56,361)
Proceeds on exercise of options	-	1,678	826	9,363
Issuance of $75 million convertible debt	-	-	75,000	-
Transaction costs on issuance of convertible debt	(12)	-	(3,651)	-
Payments on capital leases	(1,432)	-	(3,299)	-
Funds released from reclamation bond	1,302	-	9,846	-
Proceeds on issuance of flow-through shares	-	-	-	8,037
Drawdown on line of credit, net of transaction costs		28,192		28,192
Interest paid	(105)	(1,135)	(3,076)	(1,578)
Cash provided by (used in) financing activites	($247)	($24,523)	$35,646	($12,347)

Effect of foreign exchange rate changes on cash	$147	$345	$1,064	$124

Increase (decrease) in cash and cash equivalents	($17,789)	($42,204)	$12,441	($66,543)
Cash and cash equivalents, beginning of period	57,619	86,372	27,389	110,711
Cash and cash equivalents, end of period	$39,830	$44,168	$39,830	$44,168